Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 12, 2013, with respect to the consolidated balance sheets of Boston Private Financial Holdings, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the Company’s 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2013, incorporated by reference herein.

/s/ KPMG LLP

Boston, Massachusetts

July 22, 2013